PROSKAUER ROSE LLP

Eleven Times Square
New York, New York 10036

December 3, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Yoon Choo

Re:	BNY Mellon Alcentra Opportunistic Global Credit Income Fund

File Numbers: 333-254957; 811-23651

Ladies and Gentlemen:

On behalf of BNY Mellon Alcentra Opportunistic Global Credit Income Fund (the "Fund"), transmitted for filing as EDGAR correspondence are the Fund's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), provided to the undersigned and Lisa Goldstein by Yoon Choo of the Staff by telephone on November 29, 2021. These comments related to Post-Effective Amendment No. 1 (the "Amendment") to the Fund's Registration Statement (the "Registration Statement") on Form N-2, which was filed with the Commission on October 14, 2021 in order to add Class A-1 Shares as a new class of the Fund.

Set forth below are the Staff's comments, which, for the convenience of the Staff, have been restated in their entirety. We have discussed the Staff's comments with representatives of the Fund. The Fund's responses to the Staff's comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Fund. References in the responses to the Fund's Prospectus or Statement of Additional Information are to those transmitted by email to Ms. Choo concurrently with the filing of this letter. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

1.	Staff Comment: Please supplementally confirm that the Fund does not expect to engage in Borrowings within a year, and that the Fund will update the fee table and provide other required disclosures if it does so.

Response: The Fund confirms that it does not expect to engage in Borrowings during its first fiscal year ended September 30, 2022. The Fund confirms that, if its intentions change, it will update its Registration Statement in order to update the assumptions in the fee table and example to reflect the Fund's then-current intentions and otherwise update the prospectus to include required disclosure relating to leverage and the effects of leverage.

2.	Staff Comment: The third sentence of the second paragraph in Prospectus Summary—Distributor; Selling Agents states, in relevant part: "[H]owever, investors could be required to pay brokerage commissions on purchases and sales of Institutional Shares to their selling agent." Please supplementally confirm that this statement does not apply to Class A-1 Shares. If the statement applies, please revise the disclosure accordingly in each place that it appears.

Response: The referenced disclosure will be revised to reflect that investors could be subject to transaction fees imposed by selling agents with respect to both Institutional Shares and Class A-1 Shares. Similar disclosures have been revised throughout the Amendment.

3.	Staff Comment: The second to last sentence in the introductory paragraph to the fee table states: "You may qualify for sales charge discounts if you invest, or agree to invest in the future, at least $100,000 in the Fund or shares of other funds in the BNY Mellon Family of Funds that are subject to a sales charge." If accurate, please revise to reflect that the investor must purchase "Class A-1 Shares of the Fund."

Response: The requested revision has been made.

4.	Staff Comment: Footnote 6 to the fee table states: "Other Expenses" are based on estimated amounts (as noted above) and include, but are not limited to, all ongoing offering expenses of the Fund, administration and accounting, custody, filing, legal and auditing fees of the Fund." With respect to "all ongoing offering expenses of the Fund," please supplementally confirm these do not include distribution expenses which would need to be paid under the 12b-1 plan.

Response: The Fund confirms that payments for activities or expenses primarily intended to result in the sale of Shares will be paid pursuant to the Fund's Distribution Plan and are not included in "Other Expenses."

5.	Staff Comment: Please remove footnote 7 to the fee table since the expense limitation agreement is not expected to affect the expenses shown in the table.

Response: The Fund respectfully notes that Form N-2 does not prohibit the disclosure in footnote 7. Accordingly, no revision has been made.

6.	Staff Comment: The last sentence of Risks—Principal Investment Risks—LIBOR Risk states: "The potential cessation of LIBOR could affect the value and liquidity of investments tied to LIBOR, especially those that do not include fallback provisions, and may result in costs incurred in connection with closing out positions and entering into new trades." Please remove "potential" in each place it appears.

Response: The requested revision has been made.

7.	Staff Comment: In Plan of Distribution—Class A-1 Shares—Sales Charge Reductions and Waivers, the disclosure states that Class A-1 Shares may be purchased at net asset value without payment of a sales charge by "Retirement Plans, provided that, if such Class A-1 Shares are purchased through a financial intermediary, the financial intermediary performs recordkeeping or other administrative services for the Retirement Plan." This qualification should be deleted or all the Plans should be identified. Investors should be able to know whether or not his or her Retirement Plan is eligible for waiver of the sales charge.

Response: The Fund notes that this disclosure only applies to investors purchasing Shares through a financial intermediary, and that the financial intermediary is responsible for selecting the share class for such investor and would have the information necessary to know if this criteria applies. Accordingly, the Fund respectively declines to make the requested revision.

8.	Staff Comment: In Plan of Distribution—Distribution Fee and Shareholder Services Fee, please include the disclosure required by Item 12(b)(2) of Form N-1A.

Response: The following disclosure has been added as the last sentence of the second paragraph in the above-referenced section: "Because the distribution fee is paid out of the Fund's assets attributable to Class A-1 Shares on an ongoing basis, over time these fees will increase the cost of an investor's investment and may cost more than paying other types of sales charges."

9.	Staff Comment: The third sentence of the first paragraph in Plan of Distribution—How to Purchase Shares states: "As discussed below, the Fund may authorize one or more selling agents to receive orders on its behalf." If selling agents may designate other intermediaries to receive purchase and repurchase orders on the Fund's or the Distributor's behalf, please disclose that here.

Response:    The fourth paragraph of Plan of Distribution—Acceptance and Timing of Purchase Orders has been revised as follows:

Investors may buy ~~and sell~~ Shares through selling agents that have made arrangements with the Fund and are authorized to buy ~~and sell~~ Shares~~. Orders will be~~ ("Authorized Entities"). Authorized Entities are authorized to designate other intermediaries to receive purchase orders on behalf of the Fund. If a selling agent is an Authorized Entity or an Authorized Entity's designee, the Fund will be deemed to have received a purchase order when such selling agent or its designee received the order, and the order will be priced at the Fund's NAV next calculated after the order is received and accepted by the selling agent or its designee. Orders submitted through a selling agent that is not an Authorized Entity are priced at the ~~appropriate price next computed after it is received by a selling agent and accepted by the Fund.~~ Fund's NAV next calculated after the Fund receives the order in proper form from the selling agent and accepts it, which may not occur on the day the order is submitted to the selling agent.

A selling agent may hold Shares in an omnibus account in the selling agent's name or the selling agent may maintain individual ownership records. Selling agents may charge fees for the services they provide in connection with processing an investor's transaction order or maintaining an investor's account with them. Investors should check with their selling agent to determine if it is subject to these arrangements. Selling agents and their designees are responsible for placing orders correctly and promptly with the Fund and forwarding payment promptly.

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Please direct any questions or comments to me at 212.969.3151 or dkasinki@proskauer.com, or to Lisa Goldstein at 617.526.9845 or lgoldstein@proskauer.com.

Very truly yours,

/s/ Devin Kasinki
Devin Kasinki

cc:	Nicole M. Runyan
Brad A. Green
Lisa Goldstein
Jeff Prusnofsky

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